RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

15 January 2003

[redacted]

03003324

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

SUPPL

03 JAN 21 AM 7:2

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the appointment of Mr Quah Chek Tin as an Executive Director of the Company for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 1/27

Form Version 2.0

Change in Boardroom

Ownership transfer to **RESORTS WORLD** on **15-01-2003 02:49:12 PM**
Reference No **RW-030115-57562**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**15-01-2003**
* Type of change	:	**Appointment**
* Designation	:	**Executive Director**
* Directorate	:	● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Mr Quah Chek Tin**
* Age	:	**51**
* Nationality	:	**Malaysian**
* Qualifications	:	**1. Bachelor of Science (Honours) Degree in Economics from the London School of Economics** **2. Fellow of the Institute of Chartered Accountants in England and Wales**
* Working experience and occupation	:	**He is also an Executive Director of Genting Berhad, a Director of Asiatic Development Berhad and an Alternate Director of Genting International PLC. In addition, he sits on the boards of other Malaysian and foreign companies. He has been with the Genting Group since 1979**
* Directorship of public companies (if any)	:	**1. Genting Berhad ("GB")** **2. Asiatic Development Berhad** **3. Genting Colf Course Bhd** **4. Genting Highlands Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**He holds a total of 1,000 ordinary shares in the Company and 1,000 ordinary shares in GB; and has a share option to subscribe for 500,000 ordinary shares in GB**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

Mr Quah was appointed as the Chief Operating Officer of the Company on 27 November 2002.